Exhibit 99.1

Hanwha SolarOne Signs 13 MW Module Supply Contract in China

SHANGHAI, December 11, 2013 /PRNewswire/ Hanwha SolarOne Co. Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced it has signed a contract with Zhejiang Zhentai New Energy Development Co., Ltd. (a member of the “Chint Group”) to supply modules with capacity of 12.96 MW. The modules are scheduled for delivery in December 2013 and will be installed in a utility-scale project in Yongchang, Gansu Province.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne and head of Hanwha SolarOne’s downstream business commented, “We continue to focus on improving our competitive position in the China market and this new contract adds to our recent success”. Mr. SEO added “We now have a backlog of over 250 MW in China, have begun development of a strategic partnership with Jiangsu Zhongtian Technology, completed several sizeable module supply contracts, are building an EPC competency, and secured a framework credit line with Bank of Beijing for RMB 3.5 billion (approximately US$574 million) over the next three years, providing us the flexibility to fund future downstream projects (IPP) as they develop, without unnecessarily leveraging the balance sheet near-term.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. For more information, please visit: www.hanwha-solarone.com.

About Chint Group

Chint Group has developed to be the leader in Chinese industrial electrical equipment production and clean energy fields. Chint Group has total assets of over US$30 billion and 29,000 employees. Business of Chint Group ranges from low-voltage electrical products to power transmission and distribution equipments and services, instruments & meters, building appliances, automobile parts, industrial automation, PV power generation, and equipment manufacturing. Chint Group is also the largest clean energy supplier and energy efficiency management solution provider with the most complete product ranges in China. Their products have found ready markets in more than 100 countries and regions, including Europe, Asia, Middle East, and Africa.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.